CERTIFICATE OF OWNERSHIP AND MERGER

MERGING
OF
CHINA TRACTOR HOLDINGS, INC.
WITH AND INTO
ROYALTECH CORP.

Royaltech Corp., a Delaware corporation (the “Company”) does hereby certify:

1. That the Company is a business corporation of the State of Delaware.

2. That the Company owns all of the outstanding shares of the stock of China Tractor Holdings, Inc., which is also a business corporation of the State of Delaware.

3. That the Company, by action via unanimous written consent of the Board of Directors (the “Board”), dated September 10, 2008, determined to merge into itself China Tractor Holdings, Inc. on the conditions set forth in the following resolutions:

WHEREAS, the Company is the legal and beneficial owner of 100 shares of common stock, $0.0001 par value per share of China Tractor Holdings, Inc., which is the only issued and outstanding capital stock of China Tractor Holdings, Inc.; and

WHEREAS, the Company deems it advisable and in the best interest of the Company that the Company merge into itself China Tractor Holdings, Inc. in accordance with the provisions of Section 253 of the Delaware General Corporation Law, with the Company as the surviving corporation, and in connection therewith, the Company’s corporate name be changed to “China Tractor Holdings, Inc.”;

NOW, THEREFORE, BE IT RESOLVED, that the Company merge into itself its wholly-owned subsidiary China Tractor Holdings, Inc., and assume all of such subsidiary’s liabilities and obligations, effective upon the filing of the certificate of ownership and merger embodying these resolutions with the Secretary of State of Delaware;

RESOLVED, that pursuant to Section 253(b) of the Delaware General Corporation Law, the corporate name of the Company, as the surviving corporation, be changed to “China Tractor Holdings, Inc.”, such change to become effective upon the effectiveness of the merger;

RESOLVED, that the Company’s certificate of incorporation and bylaws prior to the merger shall be the certificate of incorporation and bylaws of the surviving corporation, with the corporate name change above to be reflected in such certificate of incorporation and bylaws, and with the charters of the committees of the Board of the Company also to reflect such corporate name change;

RESOLVED, that the stock of the Company reflecting its corporate name prior to the effectiveness of the corporate name change above shall continue to be recognized as the stock of the Company with its new corporate name;

RESOLVED, that any officer of the Company be and each is hereby authorized to make, execute and acknowledge the certificate of ownership and merger setting forth a copy of these resolutions and the date of adoption thereof, to cause such document to be filed with the Secretary of State of Delaware, and to do all acts and things whatsoever, whether in or outside the State of Delaware, including without limitation executing amendments to any agreements, plans or arrangements to which the Company is a party, which may be in any way necessary or appropriate to effect the merger and corporate name change; and

RESOLVED, that all actions heretofore taken by any officer of the Company in connection with or contemplated by the foregoing resolutions be, and they hereby are, approved, ratified and confirmed in all respects as actions on behalf of the Company.

4. That pursuant to Section 253(b) of the Delaware General Corporation Law, upon the effectiveness of the merger, the Company, as the surviving corporation in the merger, will change its corporate name to “China Tractor Holdings, Inc.”

IN WITNESS WHEREOF, the Company has caused this Certificate of Ownership and Merger to be signed by an authorized officer this 19th day of September, 2008.

ROYALTECH CORP.

September 19, 2008	By:	/s/ Lau San
Lau San
Chief Executive Officer